UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2022
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2022

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at
		March 31,	December 31,
		2022	2021
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		171,305	190,942
Financial assets	4	40,796	19,400
Accounts and other receivable, net		147,049	127,453
Vessels and equipment classified as held for sale	5	5,800	5,800
Inventory		31,775	26,601
Due from related parties	11	830	978
Other assets		30,706	43,668
Total current assets		428,261	414,842
Non-current assets
Financial assets	4	46,018	45,740
Vessels and equipment	6	2,928,453	2,869,395
Advances on newbuilding contracts	7	—	51,918
Equity-accounted investments		243,904	237,469
Other assets		128,082	138,247
Goodwill		127,113	127,113
Total non-current assets		3,473,570	3,469,882
Total assets		3,901,831	3,884,724
LIABILITIES
Current liabilities
Accounts payable and other	8	190,249	249,297
Other financial liabilities	9	14,029	34,679
Borrowings	10	572,842	407,274
Due to related parties	11	32,485	—
Total current liabilities		809,605	691,250
Non-current liabilities
Accounts payable and other	8	47,501	49,253
Other financial liabilities	9	185,363	188,658
Borrowings	10	1,882,204	2,056,753
Due to related parties	11	820,210	797,432
Deferred tax liabilities		700	700
Total non-current liabilities		2,935,978	3,092,796
Total liabilities		3,745,583	3,784,046
EQUITY
Limited partners - Class A common units		(3,963)	(4,539)
Limited partners - Class B common units		(269,319)	(314,153)
Limited partners - preferred units		400,128	392,248
General partner		5,950	5,603
Accumulated other comprehensive income		2,473	2,811
Non-controlling interests in subsidiaries		20,979	18,708
Total equity		156,248	100,678
Total liabilities and equity		3,901,831	3,884,724
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Three Months Ended March 31,
		2022	2021
	Notes	$	$
Revenues	11,12	323,655	272,754
Direct operating costs	13	(159,206)	(161,841)
General and administrative expenses	14	(16,550)	(12,668)
Depreciation and amortization	14	(71,882)	(77,249)
Interest expense	10,11	(56,208)	(47,684)
Interest income		58	28
Equity-accounted income (loss)		22,262	19,384
Realized and unrealized gain (loss) on derivative instruments	9	10,231	13,860
Foreign currency exchange gain (loss)		1,024	325
Other income (expenses), net		(987)	(26)
Income (loss) before income tax (expense) benefit		52,397	6,883
Income tax (expense) benefit
Current		511	(982)
Net income (loss)		52,908	5,901
Attributable to:
Limited partners - common units		45,410	(302)
General partner		347	(2)
Limited partners - preferred units		7,880	7,880
Non-controlling interests in subsidiaries		(729)	(1,675)
		52,908	5,901
Basic and diluted earnings (loss) per limited partner common unit		0.11	0.00
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Three Months Ended March 31,
		2022	2021
	Notes	$	$
Net income (loss)		52,908	5,901
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	9	(179)	(190)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments		(159)	(196)
Total other comprehensive income (loss)		(338)	(386)
Comprehensive income (loss)		52,570	5,515
Attributable to:
Limited partners - common units		45,075	(685)
General partner		344	(5)
Limited partners - preferred units		7,880	7,880
Non-controlling interests in subsidiaries		(729)	(1,675)
		52,570	5,515
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2022	5,217	(4,539)	405,932	(314,153)	15,488	392,248	5,603	2,811	18,708	100,678
Net income (loss)	—	576	—	44,834	—	7,880	347	—	(729)	52,908
Other comprehensive income (loss)	—	—	—	—	—	—	—	(338)	—	(338)
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	3,000	3,000
Balance as at March 31, 2022	5,217	(3,963)	405,932	(269,319)	15,488	400,128	5,950	2,473	20,979	156,248

	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2021	5,217	(2,505)	405,932	(157,897)	15,489	376,512	6,828	4,071	17,890	244,899
Net income (loss)	—	(4)	—	(298)	—	7,880	(2)	—	(1,675)	5,901
Other comprehensive income (loss)	—	—	—	—	—	—	—	(386)	—	(386)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	(2,663)	—	—	—	(2,663)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	(2,608)	—	—	—	(2,608)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	(2,609)	—	—	—	(2,609)
Other distributions	—	—	—	—	—	—	—	—	(1,750)	(1,750)
Contribution of capital from Brookfield	—	—	—	1,928	—	—	—	—	—	1,928
Repurchase of preferred units	—	—	—	—	(1)	(24)	—	—	—	(24)
Balance as at March 31, 2021	5,217	(2,509)	405,932	(156,267)	15,488	376,488	6,826	3,685	14,465	242,688
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Three Months Ended March 31,
		2022	2021
	Notes	$	$

Operating Activities
Net income (loss)		52,908	5,901
Adjusted for the following items:
Depreciation and amortization	6	71,882	77,249
Equity-accounted (income) loss, net of distributions received of $16.8 million (2021 - $18.4 million)		(5,441)	(990)
Unrealized (gain) loss on derivative instruments	9	(25,373)	(162,257)
Provisions and other items	8	(645)	(193)
Other non-cash items		15,821	12,086
Changes in non-cash working capital, net		(50,324)	39,239
Net operating cash flow		58,828	(28,965)
Financing Activities
Proceeds from borrowings	10	63,195	75,000
Repayments of borrowings	10	(75,140)	(99,367)
Financing costs related to borrowings		—	(750)
Proceeds from borrowings related to sale and leaseback of vessels	7,9	—	71,400
Repayments of borrowings related to sale and leaseback of vessels	7,9	(2,818)	(2,881)
Proceeds from borrowings from related parties	11	32,000	75,000
Lease liability repayments		(3,341)	(3,392)
Capital contribution by non-controlling interests		3,000	—
Distributions to limited partners and preferred unitholders	15	—	(7,880)
Distributions to non-controlling interests		—	(1,750)
Repurchase of preferred units		—	(24)
Net financing cash flow		16,896	105,356
Investing Activities
Additions
Vessels and equipment	6,7	(75,387)	(156,317)
Equity-accounted investments		(1,153)	(1,172)
Changes in restricted cash	3,4	(19,649)	42,202
Net investing cash flow		(96,189)	(115,287)
Cash and cash equivalents
Change during the period		(20,465)	(38,896)
Impact of foreign exchange on cash		828	240
Balance, beginning of the period		190,942	235,734
Balance, end of the period		171,305	197,078
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Nature and Description of the Partnership

Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively, the Partnership) is an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement as amended. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield), while Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A), an entity incorporated in Ontario, Canada, is the ultimate parent of the Partnership.

The Partnership’s preferred equity units are listed on the New York Stock Exchange under the ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively.

The registered head office of the Partnership is Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom.
2.Significant Accounting Policies

a.Basis of presentation

These unaudited interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (or IAS 34), as issued by the International Accounting Standards Board (or IASB). These interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021, which are included in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2021. The unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Partnership operates on a going concern basis and have been presented in U.S. dollars rounded to the nearest thousand unless otherwise indicated.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of new standards and changes in the Partnership's accounting policies effective as of 1 January 2022, as described below in Note 2c. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2021.

These unaudited interim condensed consolidated financial statements were approved by management and authorized for issue on May 2, 2022.

b.Going concern

As at March 31, 2022, the Partnership had a working capital deficit of $381.3 million. The Partnership's working capital deficit has increased from $276.4 million as at December 31, 2021, primarily due to a $165.6 million increase in scheduled maturities and repayments of outstanding borrowings during the 12 months ending March 31, 2023, which were classified as current as at March 31, 2022, partially offset by a $59.0 million decrease in accounts payable and other.

During 2021, the Partnership completed various measures to improve its debt maturity profile and enhance its liquidity and financial flexibility, including but not limited to exchanging $769.3 million of Brookfield debt with 2022 to 2024 maturities into debt with interest paid in kind and with a 2026 maturity, discontinuing distributions on the Series A, Series B and Series E Preferred Units, issuing $180.0 million of new 2025 bonds in the shuttle tanker segment and refinancing the Petrojarl I FPSO unit. See Notes 10, 11 and 15 for additional information. While these measures improved the Partnership's liquidity position, the Partnership continues to explore its liquidity management opportunities and seek to improve and extend its debt profile.

In addition to the successfully completed initiatives during 2021, it is still critical that the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. These requirements include but are not limited to maintaining a minimum liquidity in an amount equal to the greater of $75 million and 5% of total debt as well as maintaining within the Partnership's wholly-owned subsidiary, Altera Shuttle Tankers L.L.C., a minimum liquidity in an amount equal to the greater of $35 million and 5% of total debt and a net debt to total capitalization ratio of no greater than 75%.

Additional potential sources of financing that the Partnership is actively pursuing, during the one-year period to March 31, 2023, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing, extension or other amendments, including amendment of financial covenants, of certain borrowings and interest rate swaps, selling certain assets, seeking joint venture partners for the Partnership's business interests, entering into sale-leaseback agreements, increasing equity, and other potential liability management transactions. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets, higher utilization of the operating fleet, increased rates for vessels operating in the spot market, increased oil price-based tariffs from certain FPSOs and working capital optimizations.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The Partnership is actively pursuing or may pursue the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise and refinance borrowings for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters.

Based on the Partnership’s liquidity at the date of these unaudited consolidated financial statements, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period to March 31, 2023.

c.New standards, interpretations, amendments and policies adopted by the Partnership

The Partnership has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i.Estimation uncertainty

COVID-19

The Partnership has not identified any new significant developments related to the COVID-19 pandemic which would impact key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether any additional indicators of impairment were present for the three months ended March 31, 2022. The Partnership will continue to monitor the COVID-19 situation and review its critical estimates and judgements as circumstances evolve.

Climate Change

The Partnership could be affected by an accelerated energy transition driven by climate change. The Partnership's strategy, capital allocation and selection of projects are guided by the vision to lead the industry to a sustainable future, and climate-related risks are key drivers for this transition. The effect of these risks on the Partnership's compliance costs, capital expenditures, cash flow from operations and other assumptions are inherently uncertain and may differ from actual amounts. The Partnership did not experience any impact from an accelerated energy transition driven by climate change on its financial results as at March 31, 2022. The risks will, however, remain key considerations for impairment testing, estimation of remaining useful lives of assets in the Partnership's fleet and provisions for future periods.

The Invasion of Ukraine by Russia

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on the Partnership's business and the Partnership, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, including restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand, which could have a material adverse impact on the Partnership's business, results of operations and financial condition. The Partnership has no operations or contracts with counterparties in Ukraine or Russia and did not experience any material impact from the invasion on its financial results as at March 31, 2022. The Partnership intends to continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

3.Fair Value of Financial Instruments

The following tables provide the details of the Partnership's financial instruments and their associated classifications as at March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
Measurement Basis	FVTPL $	Amortized cost $	Total $	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	171,305	171,305	—	190,942	190,942
Financial assets (current and non-current)	2,350	84,464	86,814	325	64,815	65,140
Accounts and other receivable, net (1)	—	140,748	140,748	—	120,940	120,940
Due from related parties	—	830	830	—	978	978
Other assets (current and non-current) (2)	—	50,938	50,938	—	53,158	53,158
Total	2,350	448,285	450,635	325	430,833	431,158
Financial liabilities
Accounts payable and other (3)	—	39,299	39,299	—	62,414	62,414
Other financial liabilities (current and non- current) (4)	882	198,510	199,392	24,229	199,108	223,337
Due to related parties (current and non-current)	—	852,695	852,695	—	797,432	797,432
Borrowings (current and non-current)	—	2,455,046	2,455,046	—	2,464,027	2,464,027
Total	882	3,545,550	3,546,432	24,229	3,522,981	3,547,210

(1)Excludes sales tax receivable of $6.3 million as at March 31, 2022 (December 31, 2021 - $6.5 million).
(2)Includes investments in finance leases.
(3)Includes accounts payable and lease liabilities. Refer to Note 8 below.
(4)Includes derivative instruments, obligations relating to leases and other financial liabilities. Refer to Note 9 below.

Included in cash and cash equivalents as at March 31, 2022 is $171.3 million of cash (December 31, 2021 - $190.9 million) and $nil of cash equivalents (December 31, 2021 - $nil).

The fair value of all financial assets and liabilities as at March 31, 2022 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $2,324 million (December 31, 2021: $2,362 million) compared to a carrying value of $2,455 million (December 31, 2021: $2,464 million). The fair value of the Partnership’s borrowings is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Fair value hierarchical levels - financial instruments

For assets and liabilities that are recognized at fair value on a recurring basis, the Partnership determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the three months ended March 31, 2022, nor during the year ended December 31, 2021. Additionally, there were no changes in the Partnership’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the three months ended March 31, 2022. The following table provides the fair value measurement hierarchy of the Partnership's financial assets and liabilities measured at fair value through profit or loss on a recurring basis as at March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	2,350	—	—	325	—
Total	—	2,350	—	—	325	—
Financial liabilities
Derivative instruments	—	882	—	—	24,229	—
Total	—	882	—	—	24,229	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
4.Financial Assets

	March 31, 2022	December 31, 2021
	$	$
Current
Restricted cash (1)	38,677	19,075
Derivative instruments (2)	2,119	325
Total current	40,796	19,400
Non-current
Restricted cash (1)	45,787	45,740
Derivative instruments(2)	231	—
Total non-current	46,018	45,740
(1)Restricted cash as at March 31, 2022 includes funds for loan facility repayments, withholding taxes and office lease prepayments (December 31, 2021 - funds for loan facility repayments, withholding taxes and office lease prepayments).
(2)See Note 9 for additional information.

5.Vessels and Equipment Classified as Held for Sale

		March 31, 2022	December 31, 2021
Vessel	Segment	$	$
Petrojarl Varg	FPSO Segment	5,800	5,800
		5,800	5,800

The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $5.8 million and $5.8 million as at March 31, 2022 and December 31, 2021, respectively.

6.Vessels and Equipment

	March 31, 2022	December 31, 2021
	$	$
Gross carrying amount:
Opening balance at beginning of year	4,074,960	4,025,498
Additions (1)	3,006	30,185
Dispositions (2)	—	(85,424)
Transferred from advances on newbuilding contracts	123,669	253,301
Vessels and equipment reclassified as held for sale (3)	—	(148,600)
Closing balance at end of period	4,201,635	4,074,960
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(1,205,565)	(996,083)
Depreciation and amortization (4)	(67,617)	(296,380)
Impairment expense, net (5)	—	(108,092)
Dispositions (2)	—	60,518
Vessels and equipment reclassified as held for sale (3)	—	134,472
Closing balance at end of period	(1,273,182)	(1,205,565)
Net book value	2,928,453	2,869,395
(1)Additions by segment for the three months ended March 31, 2022 are as follows: FPSO $0.9 million, Shuttle Tanker $1.2 million, FSO $nil, UMS $nil, and Towage $0.9 million (December 31, 2021 - FPSO $nil, Shuttle Tanker $24.8 million, FSO $nil, UMS $0.9 million and Towage $4.5 million). Additions include drydocks and overhauls, which are only included in the Partnership's Shuttle Tanker and Towage segments, and capital modifications.
(2)Includes the sale of vessels and the disposal upon the replacement of certain components of vessels and equipment.
(3)See Note 5 for additional information.
(4)Excludes depreciation and amortization on the Partnership's right-of-use assets, office equipment and software.
(5)Excludes impairment expense on vessels and equipment classified as held for sale during the three months ended March 31, 2022 and year ended December 31, 2021.

The fair value of vessels and equipment measured on a non-recurring basis was $nil and $nil as at March 31, 2022 and December 31, 2021, respectively.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

7.Advances on Newbuilding Contracts

	March 31, 2022	December 31, 2021
	$	$
Opening balance at beginning of year	51,918	127,335
Additions	67,160	176,964
Capitalized borrowing costs	4,591	920
Transferred to vessels and equipment	(123,669)	(253,301)
Closing balance at end of period	—	51,918

As at March 31, 2022, the Partnership has no commitments relating to shipbuilding contracts, as the seventh and final shuttle tanker in its newbuilding program, the Altera Thule, was delivered in March 2022. As at March 31, 2022, gross payments made towards this vessel were $123.7 million. The Partnership secured $105.4 million of borrowings relating to this shuttle tanker newbuilding, which was fully drawn as at March 31, 2022 (see Note 10 for additional information).

8.Accounts Payable and Other

	March 31, 2022	December 31, 2021
	$	$
Current
Accounts payable	17,180	36,954
Accrued liabilities	116,594	132,797
Provisions (1)	8,757	9,598
Deferred revenues	36,188	55,617
Lease liabilities	11,530	14,331
Total current	190,249	249,297
Non-current
Deferred revenues	233	358
Lease liabilities	10,589	11,129
Provisions (1)	3,601	3,404
Decommissioning liability (2)	31,847	33,309
Other	1,231	1,053
Total non-current	47,501	49,253
(1)See below for additional information.
(2)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. There were no changes in the Partnership's valuation process, valuation techniques, and types of inputs used to determine the liability as at March 31, 2022.

Provisions

	March 31, 2022	December 31, 2021
	$	$
Opening balance at beginning of year	13,002	67,701
Additional provisions recognized	279	152
Reduction arising from payments / derecognition	(923)	(54,851)
Closing balance at end of period	12,358	13,002

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

9.Other Financial Liabilities

	March 31, 2022	December 31, 2021
	$	$
Current
Derivative instruments	882	23,688
Obligations relating to leases	10,997	10,991
Other	2,150	—
Total current	14,029	34,679
Non-current
Derivative instruments	—	541
Obligations relating to leases	185,363	188,117
Total non-current	185,363	188,658

As at March 31, 2022, the contractual maturities of the Partnership's obligations relating to the leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to leases	198.9	11.3	11.3	11.3	11.3	11.3	142.4

The liability for the leases accrues interest at a variable rate of LIBOR plus a margin of 2.85%. As at March 31, 2022, the Partnership was in compliance with all covenant requirements of its leases.

Derivative Financial Instruments

The Partnership’s activities expose it to a variety of financial risks, including liquidity risk, interest rate risk, foreign currency risk and credit risk. The Partnership selectively uses derivative financial instruments principally to manage certain of these risks.

The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	March 31, 2022		December 31, 2021
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$
Interest rate swaps	1,799	560	—	23,470
Foreign currency forward contracts	551	322	325	759
Total	2,350	882	325	24,229
Total current	2,119	882	325	23,688
Total non-current	231	—	—	541

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Partnership's ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Partnership's floating-rate debt.

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

In February 2021, the Partnership terminated two and amended two of its interest rate swap agreements, which as at December 31, 2020, had a total notional amount of $600.3 million and a total fair value liability of $147.5 million. These interest rate swaps included early termination provisions, which if exercised, would have terminated these interest rate swaps in February 2021. Following the terminations and amendments, the total notional amount relating to the two remaining interest rate swap agreements was reduced to $132.0 million in April 2021. These agreements included mandatory termination provisions which terminated these two interest rate swaps in February

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
2022. As at December 31, 2021, these two interest rate swaps had a total notional amount of $130.9 million and a total fair value liability of $17.0 million.

In March 2021, the Partnership terminated one of its interest rate swaps, which as at December 31, 2020, had a notional value of $90.4 million and a fair value liability of $37.1 million. This interest rate swap included an early termination provision, which was exercised in March 2021.

As at March 31, 2022, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(2)
U.S. Dollar-denominated interest rate swaps (3)(4)	LIBOR	100,000	(397)	0.50	2.1%
U.S. Dollar-denominated interest rate swaps (5)(6)	LIBOR	309,318	1,636	0.63	2.1%
		409,318	1,239
(1)Excludes accrued interest of $1.8 million.
(2)Excludes the margins the Partnership pays on its variable-rate debt, which as at March 31, 2022, ranged between 1.10% and 6.50%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(4)Includes one interest rate swap, which as at March 31, 2022, had a total current notional amount of $100.0 million and a total fair value liability of $0.4 million. The interest rate swap is due to terminate in the third quarter of 2022.
(5)Principal amount reduces quarterly or semi-annually.
(6)Includes three interest swaps, which as at March 31, 2022, had a total current notional amount of $285.3 million and a total fair value asset of $1.6 million. These interest rate swaps include mandatory termination provisions which terminate these interest rate swaps in the second quarter of 2022.

Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss) for the three months ended March 31, 2022 and 2021 as follows:

	Three Months Ended March 31,
	2022	2021
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(14,822)	(151,935)
Foreign currency forward contracts	(320)	3,538
	(15,142)	(148,397)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	24,710	165,568
Foreign currency forward contracts	663	(3,311)
	25,373	162,257
Total realized and unrealized gain (loss) on derivative instruments	10,231	13,860

The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at March 31, 2022:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	409.1	389.1	3.8	3.8	3.8	3.8	4.8
Foreign currency forward contracts	35.5	35.5	—	—	—	—	—
Total	444.6	424.6	3.8	3.8	3.8	3.8	4.8

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
10.Borrowings

			Weighted average term		Weighted average rate
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	$	$	(years)	(years)	(%)	(%)
Revolving Credit Facilities	294,856	308,887	2.10	2.34	3.02	2.70
Term Loans	1,295,751	1,282,848	4.93	4.77	2.93	2.71
Public Bonds	725,133	725,072	2.15	2.40	8.13	8.10
Non-Public Bonds	168,645	179,462	3.81	4.14	6.13	6.18
Total	2,484,385	2,496,269	3.71	3.74	4.68	4.52
Less: deferred financing costs and other	(29,339)	(32,242)
Total borrowings	2,455,046	2,464,027
Less current portion	(572,842)	(407,274)
Long-term portion	1,882,204	2,056,753

Revolving Credit Facilities

As at March 31, 2022, the Partnership had two revolving credit facilities (December 31, 2021 - two), which, as at such date, provided for total borrowings of up to $294.9 million (December 31, 2021 - $308.9 million), and were fully drawn (December 31, 2021 - fully drawn).

Term Loans

As at March 31, 2022, the Partnership had term loans which totaled $1.3 billion (December 31, 2021 - $1.3 billion). The term loans reduce over time with monthly, quarterly or semi-annual payments and have varying maturities through 2034. As at March 31, 2022, the Partnership, a subsidiary of the Partnership or the other owner in the Partnership's 50%-owned subsidiaries had guaranteed all of these term loans.

In February 2022, the Partnership amended an existing term loan relating to the financing of the Arendal Spirit UMS unit. As at December 31, 2021, this term loan had an outstanding balance of $25.7 million and matured in February 2022. Following the amendment, this term loan had an outstanding balance of $8.5 million and matures in February 2023. The interest payments on the amended facility are based on LIBOR plus a margin of 2.0% per annum.

Public and Non-Public Bonds

As at March 31, 2022, the Partnership had public bonds outstanding which totaled $725.1 million (December 31, 2021 - $725.1 million) and non-public bonds outstanding which totaled $168.6 million (December 31, 2021 - $179.5 million). The public bonds have varying maturities through 2025 and the non-public bonds reduce over time with semi-annual payments and varying maturities through 2027.

As at March 31, 2022, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,037.9	249.1	225.1	149.8	128.2	94.9	190.8
Secured debt - repayments on maturity	721.4	257.0	93.1	173.6	98.9	98.8	—
Public bond repayments	725.1	69.4	275.7	200.0	180.0	—	—
Total borrowings	2,484.4	575.5	593.9	523.4	407.1	193.7	190.8

See Note 11 for information regarding the Partnership's borrowings due to related parties.

As at March 31, 2022, the Partnership was in compliance with all covenant requirements under its borrowings.

Interest paid during the three months ended March 31, 2022 was $35.2 million (three months ended March 31, 2021 - $58.3 million).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

11.Related Party Transactions

The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.

During the three months ended March 31, 2022 and 2021 the total compensation expenses of these three key management personnel of the Partnership were as follows:

	Salary $	Bonus $	Pension Benefits $	Other Benefits $	Total Compensation $
2022	323	1,772	14	18	2,127
2021	312	1,791	13	25	2,141

The Partnership is a party to the following transactions with related parties:

a)On August 27, 2021, a wholly owned subsidiary of the Partnership, Altera Infrastructure Holdings L.L.C. (or Holdco), as issuer, and the Partnership, as parent guarantor, entered into an agreement to exchange an aggregate of $699.3 million of indebtedness in the Partnership with interest rates ranging from 5.00% to 11.50% and with maturities ranging from 2022 to 2024 (the Brookfield Exchanges). The exchanges included $415.2 million in aggregate principal amount of the 8.50% Senior Notes, $236.9 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in October 2024, $30.0 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in February 2022, and $17.2 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in July 2022, in each case for newly issued 11.50% Senior Secured PIK Notes due August 2026 in an equal aggregate principal amount. As at March 31, 2022, the Partnership had recorded $37.5 million of PIK interest which was added to the outstanding principal amount of 11.50% PIK Notes upon payment date in February 2022 and accrued a further $10.6 million of interest, which upon payment date in August 2022 will increase the principal amount of the 11.50% PIK Notes in an amount equal to the interest. Any outstanding principal balances are due on the maturity date.

b)On December 14, 2021, a wholly owned subsidiary of the Partnership, Altera Shuttle Tankers L.L.C., entered into an agreement with Brookfield to issue $70.0 million aggregate principal amount unsecured PIK notes (or the 12.50% PIK Notes), which contemporaneously discharged the then-existing $70.0 million unsecured revolving credit facility which was fully drawn, accrued interest at a rate equal to LIBOR plus a margin of 5.00% and was due to mature in February 2022. Interest under the 12.50% Notes is payable in kind, biannually, at a fixed rate of 12.50% and the facility matures in June 2026. The 12.50% PIK Notes are to be listed on The International Stock Exchange. Additional 12.50% PIK Notes may only be issued to satisfy the interest payable under the notes. As at March 31, 2022, the Partnership has accrued a total of $2.8 million of interest, which upon payment date in June 2022 will increase the outstanding principal amount of the 12.50% PIK Notes in an amount equal to the interest. Any outstanding principal balances are due on the maturity date.

c)On January 14, 2022, a wholly owned subsidiary of the Partnership, Holdco, entered into a revolving credit facility provided by Brookfield (or the 10.00% Revolving Credit Facility). The borrowings available under the revolving credit facility are $32.0 million and mature in June 2022. The interest payments on the facility are based on a fixed rate of 10.00% per annum, with interest payable in cash on March 31, 2022 and June 15, 2022.

As at March 31, 2022, the contractual maturities of the Partnership's borrowings due to related parties were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings due to related parties:
11.50% Senior Secured PIK Notes (1)	747.4	—	—	—	—	747.4	—
12.50% Unsecured PIK Notes (2)	72.8	—	—	—	—	72.8	—
10.00% Revolving Credit Facility (3)	32.5	32.5	—	—	—	—	—
Total borrowings due to related parties	852.7	32.5	—	—	—	820.2	—
(1)Includes PIK interest of $37.5 million and accrued interest of $10.6 million. See Note 11a for additional information.
(2)Includes accrued interest of $2.8 million. See Note 11b for additional information.
(3)Includes accrued interest of $0.5 million. See Note 11c for additional information.

As at March 31, 2022, the Partnership was in compliance with the covenant requirements of these facilities.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. The Partnership's related party transactions recognized in the unaudited interim condensed consolidated statements of income (loss) were as follows for the periods indicated:

	Three Months Ended March 31,
	2022	2021
	$	$
Revenues (1)	1,955	2,475
General and administrative expenses (2)	(335)	(269)
Depreciation and amortization	(56)	(50)
Interest expense (3)(4)(5)	(23,124)	(14,157)
(1)Includes revenue from services provided to the Partnership's equity-accounted investments.
(2)Includes reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(3)Includes interest expense of $nil for the three months ended March 31, 2022 (three months ended March 31, 2021 - $8.7 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield.
(4)Includes interest expense of $nil for the three months ended March 31, 2022 (three months ended March 31, 2021 - $3.2 million), and an accretion expense of $nil for the three months ended March 31, 2022 (three months ended March 31, 2021 - accretion expense of $2.3 million) incurred on unsecured revolving credit facilities provided by Brookfield.
(5)Includes interest expense of $20.4 million incurred on the 11.50% PIK Notes for the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil), interest expense of $2.3 million incurred on the 12.50% PIK Notes for the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil) and interest expense of $0.5 million incurred on the 10.00% Revolving Credit Facility for the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil). See Notes 11a, b and c for additional information.

As at March 31, 2022, the carrying value of amounts due from related parties totaled $0.8 million (December 31, 2021 - $1.0 million). As at March 31, 2022, the carrying value of amounts due to related parties totaled $852.7 million (December 31, 2021 - $797.4 million) and consisted only of the 11.50% PIK Notes and 12.50% PIK Notes issued to Brookfield and the 10.00% Revolving Credit Facility provided by Brookfield. See Notes 11a, b and c for additional information).

12.Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contract of affreightment (CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. All of the Partnership's revenues relate to services transferred over a period of time. During the three months ended March 31, 2022, the Partnership also generated revenues from the operation of volatile organic compound (VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of those vessels.

The following tables contain the Partnership’s revenues for the three months ended March 31, 2022 and 2021, by contract type and by segment:

Three Months Ended March 31, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	67,891	—	—	—	—	—	—	67,891
CoAs	—	26,378	—	—	—	—	—	26,378
Time charters	—	25,417	8,092	—	—	—	—	33,509
Voyage charters	—	—	—	—	27,635	—	(411)	27,224
Management fees and other	33,477	1,331	—	—	—	185	—	34,993
	101,368	53,126	8,092	—	27,635	185	(411)	189,995
Other revenues
FPSO contracts	42,786	—	—	—	—	—	—	42,786
CoAs	—	31,106	—	—	—	—	—	31,106
Time charters	—	41,783	9,282	—	—	—	—	51,065
Voyage charters	—	8,703	—	—	—	—	—	8,703
	42,786	81,592	9,282	—	—	—	—	133,660
Total revenues	144,154	134,718	17,374	—	27,635	185	(411)	323,655

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	30,322	—	—	—	—	—	30,322
CoAs	—	23,499	—	—	—	—	23,499
Time charters	—	23,239	8,437	—	—	—	31,676
Voyage charters	—	—	—	—	12,291	(4,974)	7,317
Management fees and other	39,619	8,476	249	217	92	—	48,653
	69,941	55,214	8,686	217	12,383	(4,974)	141,467
Other revenues
FPSO contracts	38,169	—	—	—	—	—	38,169
CoAs	—	35,341	—	—	—	—	35,341
Time charters	—	39,997	8,708	—	—	—	48,705
Bareboat charters	—	2,917	1,273	—	—	—	4,190
Voyage charters	—	4,882	—	—	—	—	4,882
	38,169	83,137	9,981	—	—	—	131,287
Total revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
(1)Includes revenues earned among segments of the Partnership of $0.4 million and $5.0 million, respectively, for the three months ended March 31, 2022 and 2021.

Revenues from External Customers

The following tables contain the Partnership's revenues for the three months ended March 31, 2022 and 2021 by geography, based on the operating location of the Partnership's assets and by segment:

Three Months Ended March 31, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	65,777	32,466	5,078	—	—	185	—	103,506
Brazil (1)	17,641	7,340	—	—	—	—	—	24,981
Netherlands	—	—	—	—	27,635	—	(411)	27,224
Canada	—	13,320	—	—	—	—	—	13,320
United Kingdom (1)	17,950	—	—	—	—	—	—	17,950
Other	—	—	3,014	—	—	—	—	3,014
Total revenues from contracts with customers	101,368	53,126	8,092	—	27,635	185	(411)	189,995
Other revenues
Norway (1)	31,123	43,211	5,985	—	—	—	—	80,319
Brazil (1)	11,646	14,199	—	—	—	—	—	25,845
Netherlands	—	—	—	—	—	—	—	—
Canada	—	16,701	—	—	—	—	—	16,701
United Kingdom (1)	17	—	—	—	—	—	—	17
Other	—	7,481	3,297	—	—	—	—	10,778
Total other revenues	42,786	81,592	9,282	—	—	—	—	133,660
Total revenues	144,154	134,718	17,374	—	27,635	185	(411)	323,655

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	29,243	28,382	5,653	217	—	—	63,495
Brazil (1)	8,830	13,783	—	—	—	—	22,613
Netherlands	—	—	—	—	12,383	(4,974)	7,409
Canada	—	11,438	—	—	—	—	11,438
United Kingdom (1)	31,868	—	—	—	—	—	31,868
Other	—	1,611	3,033	—	—	—	4,644
Total revenues from contracts with customers	69,941	55,214	8,686	217	12,383	(4,974)	141,467
Other revenues
Norway (1)	33,286	44,420	6,759	—	—	—	84,465
Brazil (1)	4,045	16,929	—	—	—	—	20,974
Netherlands	—	—	—	—	—	—	—
Canada	—	14,558	—	—	—	—	14,558
United Kingdom (1)	838	—	—	—	—	—	838
Other	—	7,230	3,222	—	—	—	10,452
Total other revenues	38,169	83,137	9,981	—	—	—	131,287
Total revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves, respectively.
(2)Includes revenues earned between segments of the Partnership of $0.4 million and $5.0 million, respectively, for the three months ended March 31, 2022 and 2021.

13.Direct Operating Costs

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses and taxes, and primarily relate to cost of revenues. The following table lists direct operating costs for the three months ended March 31, 2022 and 2021 by nature:

	Three months ended March 31,
	2022	2021
	$	$
Voyage expenses (1)	38,052	28,168
Operating expenses	53,360	71,046
Charter hire	4,394	2,643
Compensation	63,400	59,984
Total	159,206	161,841
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

14.Segment Information

For the three months ended March 31, 2022, the Partnership's operations were organized into five operating segments: FPSO, Shuttle Tanker, FSO, UMS and Towage, and two business segments: New Ventures and Corporate/Eliminations. For the three months ended March 31, 2021, the Partnership's operations were organized into five operating segments: FPSO, Shuttle Tanker, FSO, UMS, and Towage and one business segment: Corporate/Eliminations.

These operating segments are regularly reviewed by the Partnership's Chief Operating Decision Maker (or CODM) for the purpose of allocating resources to the segments and to assess their performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is also used by external users of the Partnership's unaudited interim condensed consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include the results for the Partnership’s reportable segments for the periods presented in these unaudited interim condensed consolidated financial statements:

Three Months Ended March 31, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (1)	Total
Revenues	144,154	134,718	17,374	—	27,635	185	(411)	323,655
Adjusted EBITDA	99,533	63,590	10,659	(1,760)	8,990	(129)	(11,202)	169,681
Depreciation and amortization	(19,723)	(41,493)	(4,799)	(562)	(4,479)	—	(826)	(71,882)
Interest expense	(5,205)	(22,484)	(714)	(130)	(1,115)	—	(26,560)	(56,208)

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
Adjusted EBITDA	52,768	67,194	7,405	(1,695)	(2,350)	(3,052)	120,270
Depreciation and amortization	(20,642)	(43,440)	(7,712)	(555)	(4,275)	(625)	(77,249)
Interest expense	(6,144)	(19,169)	(621)	(193)	(1,315)	(20,242)	(47,684)
(1)Includes revenues earned and direct operating costs incurred between segments of the Partnership of $0.4 million for the three months ended March 31, 2022 ($5.0 million for the three months ended March 31, 2021).

The following table includes reconciliations, on a consolidated basis, of Adjusted EBITDA to net income (loss) for the periods presented in these unaudited interim condensed consolidated financial statements:

	Three Months Ended March 31,
	2022	2021
	$	$
Adjusted EBITDA	169,681	120,270
Depreciation and amortization	(71,882)	(77,249)
Interest expense	(56,208)	(47,684)
Interest income	58	28
Expenses and gains (losses) relating to equity-accounted investments (1)	526	(4,869)
Realized and unrealized gain (loss) on derivative instruments	10,231	13,860
Foreign currency exchange gain (loss)	1,024	325
Other income (expenses), net	(987)	(26)
Adjusted EBITDA attributable to non-controlling interests	(46)	2,228
Income (loss) before income tax (expense) benefit	52,397	6,883
Income tax (expense) benefit
Current	511	(982)
Net income (loss)	52,908	5,901
(1)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) benefit relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's unaudited interim condensed consolidated statements of income (loss).

Segment Assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
A reconciliation of the Partnership's assets by reportable operating segment as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	$	$
FPSO segment	954,241	963,625
Shuttle tanker segment	2,117,364	2,093,467
FSO segment	189,879	198,703
UMS segment	63,892	58,900
Towage segment	314,097	308,621
Corporate/Other
Cash and cash equivalents and restricted cash	255,769	255,756
Other assets	6,589	5,652
Total assets	3,901,831	3,884,724

15.Distributions

The distributions payable or paid on the Partnership's preferred units for the three months ended March 31, 2022 were $nil (three months ended March 31, 2021 - $7.9 million), and the amount of cumulative preference distributions that have not been recognized for the three months ended March 31, 2022 was $7.9 million (three months ended March 31, 2021 - $nil).

In July 2021, the Partnership suspended the payment of quarterly cash distributions on its outstanding preferred units, commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the preferred units will continue to accrue and must be paid in full before distributions to common unitholders can be made. No distributions on the preferred units will be permitted without noteholder consent while the 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding. See Note 11a for additional information.

16.Subsequent Events

In February 2022, the Partnership entered into an agreement to sell the Petrojarl Varg FPSO unit to an energy company for re-use as a production facility as part of a new field development opportunity. In April 2022, the Partnership completed the sale of the unit for $21.5 million.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2022
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Our Business

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We currently operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation (or towage) vessels and our operations are organized into these five corresponding operating segments. We also report two additional business segments, New Ventures and Corporate/Eliminations. As at March 31, 2022, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Total
FPSO Segment	7	(i)	—	7
Shuttle Tanker Segment	23	(ii)	1	24
FSO Segment	3		—	3
UMS Segment	1		—	1
Towage Segment	10		—	10
Total	44		1	45
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent and also includes three wholly-owned units which are currently in lay-up, one of which (the Petrojarl Varg) is held for sale.
(ii)Includes two shuttle tankers in which our ownership interest is 50 percent. All of our operating shuttle tankers provide transportation services to energy companies, predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market.

Global crude oil and gas prices have largely recovered from the uncertainty regarding demand created by the COVID-19 pandemic and have more recently increased in connection with the invasion of Ukraine by Russia. However, as the timing of the ongoing global immunization effort, including the effectiveness of the vaccines, and the severity of outbreaks of variants of the virus, as well as the duration and scope of conflict in Ukraine are still highly uncertain and cannot be predicted, the long-term impact of the pandemic and of Russia's invasion of Ukraine on our business, financial condition and operating results cannot be determined. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect the demand for our vessels and the types of services we offer. Additionally, a continuation of the pandemic or the continuation or expansion of the conflict in Ukraine may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact of the pandemic or of Russia's invasion of Ukraine on our liquidity, except for a decline in activity in the spot markets serviced mainly by our towage vessels. Potential effects of the pandemic and the invasion include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. As at March 31, 2022, we have not experienced any material business disruptions or a direct material financial impact as a result of the pandemic or of Russia's invasion of Ukraine and we are actively pursuing additional steps to preserve liquidity and our financial flexibility. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Significant Developments

Liquidity Update

In January 2022, we entered into a $32 million revolving credit facility with Brookfield that matures in June 2022. Borrowings under the revolving credit facility bear interest at 10.0% annually.

Contracts

In February 2022, we signed an agreement with Energean Israel Ltd. to deploy the Arendal Spirit UMS on a 100 day firm contract with extension options.

In February 2022, we entered into a front-end engineering design (or FEED) agreement with Equinor for redeployment of the Petrojarl Knarr FPSO unit on the Rosebank field west of Shetland, United Kingdom.

In January 2022, we agreed with Enauta to extend the Petrojarl I FPSO contract by one year, from May 2023 to May 2024, with an option for the client to extend for an additional year through May 2025.

The Knarr FPSO will cease production on the Knarr field in the North Sea on May 1, 2022, after which decommissioning activities related to the unit will commence.

Delivery of Shuttle Tanker Newbuildings

In March 2022, our final newbuilding in a series of seven, the shuttle tanker Altera Thule, was delivered to us from the yard. We plan to operate this vessel off of the East Coast of Canada. We have drawn down the final $63 million of the previously secured $105 million of borrowings relating to this shuttle tanker newbuilding.

Sales of Vessels

In February 2022, the Partnership entered into an agreement to sell the Petrojarl Varg FPSO unit to an energy company for re-use as a production facility as part of a new field development opportunity. In April 2022, the Partnership completed the sale of the unit for $22 million.

Changes to Board of Directors and Committees

During the three months ended March 31, 2022, the following changes were made to our general partner's board of directors and committees:
•In March 2022, Carol Flaton joined the board of directors; Ms. Flaton was also appointed as a member of the Conflicts Committee.

Ms. Flaton has over 30 years of experience in banking and finance with a focus on transformation and restructuring. Since 2019, Ms. Flaton has provided financial advisory services and served as independent director for both public and private companies. Ms. Flaton has an M.B.A. from IMD (International Institute of Management Development, Lausanne, Switzerland) and a B.S. from the University of Delaware.

COVID-19

During the three months ended March 31, 2022, we did not experience any material business interruptions or direct material financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have introduced a number of proactive measures to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of our revenues are secured under medium-to-long-term contracts that we do not expect will be materially affected by any short-term volatility in oil prices. We continue to closely monitor counterparty risk associated with our vessels under contract and seek to mitigate any potential impact on the business.

The extent to which COVID-19 may impact our results of operations and financial condition, including any possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus or its variants, vaccination rates and the effectiveness of vaccines, pandemic-related restrictions and other actions to contain or treat its impact, among others. Accordingly, an estimate of the future impact cannot be made at this time.

The Invasion of Ukraine by Russia

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on our business and us, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, including restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand, which could have a material adverse impact on our business, results of operations and financial condition. We have no operations or contracts with counterparties in Ukraine or Russia and did not experience any material impact from the invasion on our financial results as at March 31, 2022. We intend to continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.

Results of Operations

The following tables present our consolidated operating results, and certain results for our five operating segments and two business segments, for the three months ended March 31, 2022 and 2021.

Please note that our interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (benefit) are not allocated to individual segments, as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Three Months Ended March 31, 2022
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations	Total
IFRS:
Revenues	144,154	134,718	17,374	—	27,635	185	(411)	323,655
Direct operating costs	(59,415)	(64,160)	(5,556)	(819)	(17,739)	(113)	(11,404)	(159,206)
General and administrative expenses (1)	(6,942)	(7,014)	(1,159)	(941)	(906)	(201)	613	(16,550)
Depreciation and amortization	(19,723)	(41,493)	(4,799)	(562)	(4,479)	—	(826)	(71,882)
Interest expense	—	—	—	—	—	—	—	(56,208)
Interest income	—	—	—	—	—	—	—	58
Equity-accounted income (loss)	22,262	—	—	—	—	—	—	22,262
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	—	10,231
Foreign currency exchange gain (loss)	—	—	—	—	—	—	—	1,024
Other income (expenses), net	—	—	—	—	—	—	—	(987)
Income (loss) before income tax __(expense) benefit								52,397
Income tax (expense) benefit
Current	—	—	—	—	—	—	—	511
Net income (loss)								52,908

Non-IFRS:
Adjusted EBITDA (2)	99,533	63,590	10,659	(1,760)	8,990	(129)	(11,202)	169,681

(in thousands of U.S. Dollars)	Three Months Ended March 31, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
Direct operating costs	(70,592)	(63,159)	(9,258)	(750)	(14,048)	(4,034)	(161,841)
General and administrative expenses (1)	(9,003)	(5,773)	(2,001)	(1,162)	(685)	5,956	(12,668)
Depreciation and amortization	(20,642)	(43,440)	(7,712)	(555)	(4,275)	(625)	(77,249)
Interest expense	—	—	—	—	—	—	(47,684)
Interest income	—	—	—	—	—	—	28
Equity-accounted income (loss)	19,384	—	—	—	—	—	19,384
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	13,860
Foreign currency exchange gain (loss)	—	—	—	—	—	—	325
Other income (expenses), net	—	—	—	—	—	—	(26)
Income (loss) before income tax __(expense) benefit							6,883
Income tax (expense) benefit
Current	—	—	—	—	—	—	(982)
Net income (loss)							5,901

Non-IFRS:
Adjusted EBITDA (2)	52,768	67,194	7,405	(1,695)	(2,350)	(3,052)	120,270
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)These operating segments are regularly reviewed by our chief operating decision maker (CODM) for the purpose of allocating resources to the segments and to assess their respective performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is defined in this report under the heading "Non-IFRS Measures." Adjusted EBITDA is also used by external users of our consolidated financial statements, such as investors and our controlling unitholder.

Revenues

Revenues increased to $324 million, from $273 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to increases in our FPSO and towage segments, partially offset by a decrease in our shuttle segment, as described below:

FPSO Segment

Revenues increased in our FPSO segment to $144 million, from $108 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to:
•an increase of $28 million due to oil price tariffs for the Petrojarl Knarr FPSO unit during the three months ended March 31, 2022;
•an increase of $24 million due to higher uptime and oil price incentive revenues for the Petrojarl I FPSO unit during the three months ended March 31, 2022; and
•an increase of $6 million due to various concept studies for clients;
partially offset by
•a decrease of $12 million due to lower activity on the Petrojarl Foinaven FPSO, as the unit is no longer in production;
•a decrease of $7 million due to the Piranema Spirit FPSO unit completing its contract in April 2021; and
•a decrease of $3 million due to decommissioning work performed on the Voyageur Spirit FPSO unit during the three months ended March 31, 2021.

Shuttle Tanker Segment

Revenues decreased in our shuttle tanker segment to $135 million, from $138 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to:
•a decrease of $8 million due to compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker in the first quarter of 2021;
•a decrease of $7 million due to the termination of the Petrojarl Foinaven CoA contact in May 2021; and
•a decrease of $2 million due to the redelivery to us of the Navion Stavanger shuttle tanker during 2021;
partially offset by
•an increase of $5 million due to the Amundsen Spirit shuttle tanker operating in the East Coast of Canada fleet during the three months ended March 31, 2022;
•an increase of $4 million due to higher rates during the first quarter of 2022 in the conventional tanker market in which our shuttle tankers occasionally operate;
•an increase of $3 million due to various vessels entering and leaving the fleet; and
•an increase of $3 million due to reimbursable bunker purchases during the first quarter of 2022 (offset in direct operating costs below).

Towage Segment

Revenues increased in our towage segment to $28 million, from $12 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to:
•an increase of $21 million due to higher average day rates and utilization in the towage fleet;
partially offset by
•a decrease of $5 million due to the internal tow of the Dampier Spirit FSO unit and internal towage services on the Petrojarl Foinaven FPSO unit performed in the first quarter of 2021 (offset in the corporate segment/eliminations below).

Corporate Segment/Eliminations

Revenues decreased in our corporate segment to $nil, from $5 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to $5 million in eliminations related to the internal tow of the Dampier Spirit FSO and Petrojarl Foinaven FPSO units in the first quarter of 2021 (offset in the towage segment above).

Direct Operating Costs

Direct operating costs decreased to $159 million, from $162 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to decreased operating costs in our FPSO and FSO segments, partially offset by increased operating costs in our shuttle tanker, corporate and towage segments, as described below:

FPSO Segment

Direct operating costs decreased in our FPSO segment to $59 million, from $71 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to:
•a decrease of $9 million due to the Petrojarl Foinaven FPSO unit no longer being in production;
•a decrease of $3 million due to the Piranema Spirit FPSO unit completing its contract in April 2021; and
•a decrease of $2 million due to internal towage services on the Petrojarl Foinaven FPSO in the first quarter of 2021 (offset in corporate segment/eliminations below);

partially offset by
•an increase of $6 million due to various concept studies for clients.

Shuttle Tanker Segment

Direct operating costs increased in our shuttle tanker segment to $64 million, from $63 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to:
•an increase of $3 million due to reimbursable bunker purchases during the first quarter of 2022 (offset in revenue above);
•an increase of $2 million due to higher pool expenses and more operating days in the conventional tanker market (in which our shuttle tankers occasionally operate) during the first quarter of 2022; and
•an increase of $2 million due to various vessels entering and leaving the fleet;
partially offset by
•a decrease of $5 million due to the redelivery to us of the Navion Gothenburg shuttle tanker in the first quarter of 2021.

FSO Segment

Direct operating costs decreased in our FSO segment to $6 million, from $9 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to $3 million of internal towage costs on the Dampier Spirit FSO in the first quarter of 2021 (offset in corporate segment/eliminations below).

Towage Segment

Direct operating costs increased in our towage segment to $18 million, from $14 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to higher fuel prices and higher project costs, partially offset by lower bunker consumption during the first quarter of 2022.

Corporate Segment/Eliminations

Direct operating costs increased in our corporate segment to $11 million, from $4 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to $5 million in eliminations related to the internal tows of the Dampier Spirit FSO and Petrojarl Foinaven FPSO units in the first quarter of 2021 (offset in the FSO and FPSO segments, respectively) and $3 million in incentive programs during the first quarter of 2022.

General and Administrative Expenses

General and administrative expenses increased to $17 million, from $13 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to an increase in legal expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased to $72 million, from $77 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to decreases in our shuttle tanker and FSO segments, as described below:

Shuttle Tanker Segment

Depreciation and amortization expense decreased in our shuttle tanker segment to $41 million, from $43 million, for the three months ended March 31, 2022, compared to same period last year, primarily due to a $7 million decrease due to vessels leaving and entering the fleet, partially offset by a $3 million increase during the first quarter of 2022 due to changes in accounting assumptions.

FSO Segment

Depreciation and amortization expense decreased in our FSO segment to $5 million, from $8 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to a change of accounting assumptions used for the Randgrid FSO unit during 2021.

Interest Expense

Interest expense increased to $56 million, from $48 million, for the three months ended March 31, 2022, compared to the same period last year, primarily due to increased interest rates on our outstanding related party borrowings.

Equity-Accounted Income (Loss)

Equity-accounted income was $22 million for the three months ended March 31, 2022, compared to $19 million for the same period last year. The increase in equity-accounted income was primarily due to a $4 million increase related to realized and unrealized gain on derivative instruments held within our equity-accounted investments for the three months ended March 31, 2022, mainly as a result of an increase in long-term LIBOR benchmark rates, partially offset by a reduction in revenue of our equity-accounted joint ventures.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $10 million for the three months ended March 31, 2022, compared to $14 million for the same period last year and were comprised of the following:

	Three Months Ended March 31,
	2022	2021
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(14,822)	(151,935)
Foreign currency forward contracts	(320)	3,538
	(15,142)	(148,397)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	24,710	165,568
Foreign currency forward contracts	663	(3,311)
	25,373	162,257
Total realized and unrealized gain (loss) on derivative instruments	10,231	13,860

During the three months ended March 31, 2022, we recognized realized losses of $12 million (three months ended March 31, 2021 - $146 million) on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps. Realized losses on our interest rate swaps for the three months ended March 31, 2022, were otherwise consistent with the same period last year. We also recognized unrealized gains on interest rate swaps of $25 million during the three months ended March 31, 2022, compared to unrealized gains of $166 million during the same period last year. The changes between unrealized gains and losses between these periods was primarily due to the termination or amendment of certain of our interest rate swaps during the three months ended March 31, 2022 and 2021, as described above, as well as an increase in long-term LIBOR benchmark rates on a reduced notional balance during the first quarter of 2022.

During the three months ended March 31, 2022 and 2021, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK), which resulted in realized gains (losses) of $nil and $4 million during the three months ended March 31, 2022 and 2021, respectively. We also recognized unrealized gains (losses) on our foreign currency forward contracts of $1 million during the three months ended March 31, 2022, compared to $(3) million for the same period last year, mainly due to a favorable forward spread as at March 31, 2022, compared to an unfavorable spread as at March 31, 2021.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $1 million for the three months ended March 31, 2022, compared to $nil for the same period last year. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax (Expense) Benefit

Income tax benefit was $1 million for the three months ended March 31, 2022, compared to an income tax expense of $1 million for the same period last year. The variance in income tax (expense) benefit was primarily due to the release of a provision related to Singapore taxes during the three months ended March 31, 2022.

Adjusted EBITDA

Adjusted EBITDA increased to $170 million for the three months ended March 31, 2022, compared to $120 million for the same period last year. This increase was primarily due to the increases in revenue in our FPSO and towage segments, as described above. Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for definitions of this measure and for the reconciliations of this measure with the most directly comparable inancial measure calculated and presented in accordance with IFRS.

Non-IFRS Financial Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of our core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by our management, and we believe that this supplementary metric assists investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2022 and 2021:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
Net income (loss)	52,908	5,901
Less:
Depreciation and amortization	(71,882)	(77,249)
Interest expense	(56,208)	(47,684)
Interest income	58	28
Income tax (expense) benefit
Current	511	(982)
	180,429	131,788
Less:
Equity-accounted income (loss)	22,262	19,384
Impairment expense, net	—	—
Gain (loss) on dispositions, net	—	—
Realized and unrealized gain (loss) on derivative instruments	10,231	13,860
Foreign currency exchange gain (loss)	1,024	325
Other income (expenses), net	(987)	(26)
Adjusted EBITDA attributable to non-controlling interests (2)	(46)	2,228
Add:
Adjusted EBITDA from equity-accounted investments (1)	21,736	24,253
Adjusted EBITDA	169,681	120,270

(1)Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity-accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
Equity-accounted income (loss)	22,262	19,384
Less:
Depreciation and amortization	(7,128)	(7,565)
Interest expense, net	(1,113)	(2,068)
Income tax (expense) benefit
Current	(36)	(47)
	30,539	29,064
Less:
Realized and unrealized gain (loss) on derivative instruments	8,113	5,527
Foreign currency exchange gain (loss)	690	(716)
Adjusted EBITDA from equity-accounted investments	21,736	24,253

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-IFRS financial measure and should not be considered as an alternative to net income (loss) attributable to non-controlling interests in subsidiaries or any other measure of financial performance presented in accordance with IFRS, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
Net income (loss) attributable to non-controlling interests in subsidiaries	(729)	(1,675)
Less:
Depreciation and amortization	(695)	(3,774)
Interest expense	—	(139)
Interest income	—	2
	(34)	2,236
Less:
Foreign currency exchange gain (loss)	12	8
Adjusted EBITDA attributable to non-controlling interests	(46)	2,228

Liquidity and Capital Resources

Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities and refinancing existing borrowings. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.

The following table presents our liquidity as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Cash and cash equivalents	171,305	190,942
Total liquidity (1)	171,305	190,942
Working capital surplus (deficit)	(381,344)	(276,408)
(1)Defined as cash, cash equivalents and undrawn revolving credit facilities

The increase in the working capital deficit was primarily due to a $166 million increase in scheduled maturities and repayments of outstanding borrowings during the 12 months ending March 31, 2023, which were classified as current as at March 31, 2022, partially offset by a $59 million decrease in accounts payable and other.

Our primary short-term liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of borrowings and related interest rate swaps, to pay debt service costs, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. Our long-term liquidity needs are to repay or refinance scheduled debt obligations and pursue additional growth projects. Based on upcoming capital requirements for our scheduled debt repayment obligations, we believe it is in the best interests of our common and preferred unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, we have suspended the payment of quarterly cash distributions on our preferred units. In addition, no distributions on our preferred units will be permitted without noteholder consent while certain 11.5% PIK notes issued to Brookfield remain outstanding. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to common unitholders can be made.

As at March 31, 2022, our interest-bearing obligations include bonds, commercial bank debt, a senior secured PIK note provided by Brookfield, an unsecured PIK note provided by Brookfield, a secured revolving credit facility provided by Brookfield and obligations related to leases. The contractual payments relating to these obligations for the next twelve months are $619 million, and $3 billion thereafter. Refer to Item 1 – Financial Statements: Note 10 - Borrowings, Note 11 - Related Party Transactions and Note 9 - Other Financial Liabilities for terms upon which future interest payments are determined.

As at March 31, 2022, our other financial liabilities include interest rate swaps and foreign currency forward contracts. The contractual payments relating these obligations for the next twelve months are $36 million, and $nil thereafter. Refer to Item 1 – Financial statements: Note 9 - Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.

As at March 31, 2022, our contractual obligation relating to lease liabilities consists of the undiscounted contractual maturities of our lease liabilities. The contractual payments relating to these obligations for the next twelve months are $12 million, and $11 million thereafter.

Our estimated dry dock expenditures for the next twelve months are $19 million, and $389 million thereafter.

Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period from March 31, 2022, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and the minimum liquidity requirements under our financial covenants in our credit facilities. During the year ended December 31, 2021, we completed various measures to improve our debt maturity profile and enhance our liquidity and financial flexibility. Additionally, during the three months ended March 31, 2022, we entered into a $32 million revolving credit facility with Brookfield that matures in June 2022. See Item 1 – Financial Statements: Note 10 - Borrowings, Note 11 - Related Party Transactions and Note 15 - Distributions for additional information.

Other potential sources of financing that we are actively pursuing, during the one-year period to March 31, 2023, include: entering into new debt facilities; borrowing additional amounts under existing facilities; the refinancing, extension or other amendments, including amendment of financial covenants, of certain borrowings and interest rate swaps; selling certain assets; seeking joint venture partners for our business interests; entering into sale-leaseback agreements; increasing equity; and other potential liability management transactions. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets, higher utilization of the operating fleet, increased rates for vessels operating in the spot market, increased oil price-based tariffs from certain FPSOs and working capital optimizations.

Based on our liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity we expect to generate from operations over the following year, and by incorporating our plans to raise additional liquidity that we consider probable of completion, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the one-year period to March 31, 2023. However, there can be no assurance that our liquidity from operations will meet our expectations, which could be negatively affected by items outside of our control, including macroeconomic and geopolitical conditions, or that our effort to raise liquidity will be successful. Refer to Item 1 – Financial Statements: Note 2b - Going Concern for additional information.

As at March 31, 2022, we had total borrowings outstanding of $2,484 million compared to $2,496 million as at December 31, 2021 and as at March 31, 2022, we were in compliance with all covenants relating to our consolidated borrowings. Our borrowings consist of the following:

	March 31, 2022	December 31, 2021
	$	$
U.S. Dollar Revolving Credit Facilities	294,856	308,887
U.S. Dollar Term Loans	1,295,751	1,282,848
U.S. Dollar Bonds	725,133	725,072
U.S. Dollar Non-Public Bonds	168,645	179,462
Total principal	2,484,385	2,496,269

The table below outlines our consolidated net debt to capitalization as at March 31, 2022 and December 31, 2021; net debt is a non-IFRS measure:

	March 31, 2022	December 31, 2021
	$	$
Borrowings	2,455,046	2,464,027
Obligations relating to leases	196,360	199,108
Due to related parties	852,695	797,432
Less:
Cash and cash equivalents	171,305	190,942
Restricted cash	84,464	64,815
Net debt	3,248,332	3,204,810
Total equity	156,248	100,678
Total equity and net debt	3,404,580	3,305,488
Net debt to capitalization ratio	95.4%	97.0%

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Three months ended March 31,
	2022	2021
Net operating cash flow	58,828	(28,965)
Net financing cash flow	16,896	105,356
Net investing cash flow	(96,189)	(115,287)

Operating Cash Flows

Net cash flow from operating activities increased to a cash inflow of $59 million for the three months ended March 31, 2022, compared to an outflow of $29 million for the same period last year, primarily due to a decrease to $25 million in unrealized losses on interest rate swaps during the three months ended March 31, 2022, compared to $162 million during the same period last year, which was a result of the termination or partial termination of certain interest rate swaps and an increase in long-term LIBOR benchmark rates on a reduced notional balance during the three months ended March 31, 2022, and a $47 million increase in our net income for the period. This was partially offset by changes in non-cash working capital items which provided for a shortfall of $50 million for the three months ended March 31, 2022, compared to a contribution of $39 million for the three months ended March 31, 2021. The decrease in non-cash working capital items for the three months ended March 31, 2022, compared to the same period last year is primarily due to the timing of payments received from customers and made to vendors.

Net cash flow from operating activities also increased for the three months ended March 31, 2022, compared to the same period last year, due to an increase in revenues and a decrease in direct operating costs. Refer to "Results of Operations" above.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from borrowings, net of financing costs, were $63 million for the three months ended March 31, 2022, and $74 million for the same period last year.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of our borrowings were $75 million for the three months ended March 31, 2022, compared to $99 million for the same period last year. The decrease in repayments is mainly due to the reduced amount of borrowings outstanding as of March 31, 2022, compared to March 31, 2021.

Our proceeds from borrowings, net of financing costs and scheduled repayments, related to the sale and leaseback of vessels, were $(3) million and $69 million for the three months ended March 31, 2022 and 2021, respectively. The gross proceeds received during the three months ended March 31, 2021 were used to fund installment payments on certain of the shuttle tanker newbuildings.

During the three month ended March 31, 2022, we entered into one unsecured credit facility with Brookfield which provided for total borrowings of up to $32 million. During the three months ended March 31, 2022, we drew down $32 million related to this facility. As at March 31, 2021, we had three unsecured revolving credit facilities with Brookfield which provided for total borrowings of up to $325 million. During the three months ended March 31, 2021, we drew down $75 million related to these credit facilities.

Lease payments on our vessel in-charter leases and office leases were $3 million and $3 million for the three months ended March 31, 2022 and 2021, respectively.

Cash distributions paid to our preferred unitholders were $nil for the three months ended March 31, 2022, and $8 million for the three months ended March 31, 2021. Refer to Item 1 - Financial Statements: Note 15 - Distributions for additional information.

Investing Cash Flows

During the three months ended March 31, 2022, net cash flow used for investing activities was $96 million, primarily related to $75 million for additions to vessels and equipment, including installment payments for the delivery of one shuttle tanker newbuilding, and a $20 million decrease in restricted cash due to cash sweep requirements under a previously amended third-party loan agreement.

During the three months ended March 31, 2021, net cash flow used for investing activities was $115 million, primarily relating to $156 million for additions to vessels and equipment, including installment payments for the delivery of two shuttle tanker newbuildings, partially offset by a $42 million decrease in restricted cash, primarily related to a $74 million reduction to amounts held in escrow for the final installment payment for one of the above mentioned shuttle tanker newbuildings, partially offset by cash sweep requirements under a previously amended loan agreement.

Critical Accounting Estimates

The preparation of financial statements requires us to make critical judgments, estimates and assumptions in the application of our accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Our management reviews our accounting policies, critical judgments, estimates and assumptions on a regular basis. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For further information on our material accounting policies, critical accounting judgments and estimates see Part I, Item 18 - Financial Statements: Note 2v. - Critical accounting judgments and key sources of estimation uncertainty and Part I, Item 5B. Liquidity and Capital Resources - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2021.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our direct exposure to market risk results from fluctuations in interest rates foreign currency exchange rates and commodity prices. There have been no material changes to our market risks as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended) that occurred during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to: enter into new debt facilities; borrow additional amounts under existing facilities; refinance, extend or amend (including amendment of financial covenants) existing debt obligations and interest rate swaps; fund capital expenditures; sell certain assets; pursue growth projects; negotiate extensions or redeployments of existing assets; increase equity; increase our fleet utilization; optimize working capital; and take other related actions;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;
•the expected employment of our shuttle tanker newbuildings, including commencement of its charter;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities and leases;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange and interest rate;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real, British Pound and Euro;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic), geopolitical developments (including the invasion of Ukraine by Russia) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic and/or the invasion of Ukraine by Russia; and
•the extent of any impact from an accelerated energy transition driven by climate change.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; our potential inability to fund our liquidity needs for the upcoming one-year period from March 31, 2022, to raise financing to refinance debt, fund existing projects or capital expenditures; our cash flows and levels of available cash; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and foreign currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic and the severity of COVID variants; the duration and effects of Russia's invasion of Ukraine; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Part III, Item 18. – Financial Statements: Note 16 – Provisions and Contingencies in our Annual Report on Form 20-F for the year ended December 31, 2021 and Item 1 - Financial Statements: Note 9 - Accounts Payable and Other in this Report on Form 6-K for a description of certain claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3 - Key Information - D. Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

4.1 Credit Agreement, dated January 14, 2022, among Altera Infrastructure Holdings L.L.C. Altera Infrastructure L.P., Brookfield TK Loan 2 L.P. and U.S. Bank National Association for a U.S. $32,000,000 Revolving Credit Facility.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: May 2, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary